PHELPS DODGE CORPORATION AND SUBSIDIARIES

Exhibit 12

COMPUTATION OF TOTAL DEBT TO TOTAL CAPITALIZATION
($ in millions)

	June 30,	December 31,
	2003	2002

Short-term debt	$61.5	35.2
Current portion of long-term debt	134.7	127.0
Long-term debt	1,864.9	1,948.4

Total debt	2,061.1	2,110.6
Minority interests in consolidated subsidiaries	71.8	65.3
Shareholders’ equity	2,819.0	2,813.6

Total capitalization	$4,951.9	4,989.5

Ratio of total debt to total capitalization	41.6%	42.3%